

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

Via E-mail
Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

> **Re:** **Strategic Global Investments, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 27, 2013**
> **File No. 024-10371**

Dear Mr. Fellner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Cover Page

1. Since you are selling only common stock, the reference to Units being sold is inappropriate. Please revise accordingly.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

2. It appears from your response to comment 2 from our letter dated November 13, 2013 that you have approximately $1 million of recent sales of your common stock for which you have not received the full cash consideration because the shares were purchased in installments by way of a subscription plan. Please tell us in your response what the terms of the installment-plan sales were, and how you accounted for the stock subscription. In particular, tell us whether the subscription arrangement included the right to cancel and

have the consideration refunded. Finally, disclose in each case what percentage of the consideration has been received by the company to date.

3.   We note your response to comment 4 from our letter dated November 13, 2013. Your disclosure under this Item implies that this sale has closed in contrast to your response which indicates that the sale has not closed pending the Company raising additional funding needed to carry out its obligations under the Agreement. Please file the agreement as an exhibit to your Offering Circular. Please also revise your disclosure to clarify that this sale has not closed and the shares have not yet been issued.

Risk Factors, page 15

There is doubt about our ability to continue as a going concern and we may need additional funding beyond this offering, page 15

4.   Illustrate the precarious nature of your funding by highlighting your inability to close your previously disclosed $2 million funding arrangement with Phoenix Group Capital Markets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director